UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

68403y105	000-53405
CUSIP Number	Commission File Number

(Check one):        .Form 10-K        . Form 20-F        . Form 11-K    X . Form 10-Q        .  Form 10-D        . Form N-SAR         . Form N-CSR

For period ended:

September 30, 2010

     .     Transition Report on Form 10-K

     .     Transition Report on Form 20-F

     .     Transition Report on Form 11-K

     .     Transition Report on Form 10-Q

     .     Transition Report on Form N-SAR

          For the Transition Period Ended:   N/A

PART I

REGISTRANT INFORMATION

OPTIMIZED TRANSPORTATION MANAGEMENT, INC.
Full Name of Registrant

Former Name if Applicable

707 Grant Street, Suite #2307,
Address of Principal Executive Office (Street and Number)

Pittsburgh, PA, 15219
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X .

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company’s auditor is completing the financial review on the acquisition accounting of companies completed in the prior reporting period.  Entries may result from their findings which, if considered material, will require updating our report.  Additional time is necessary to file the Form 10-Q.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Kevin P. Brennan	(412)	258-2260
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  X . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes      . No  X .

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Undetermined.

OPTIMIZED TRANSPORTATION MANAGEMENT, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2010	By:	/s/ Kevin P. Brennan
Kevin P. Brennan

2